UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. 6)1

L.B. Foster Company
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

350060109
(CUSIP Number)

BRADLEY S. VIZI
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(424) 253-1775
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,085,009
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,085,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.51%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 108,856
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 108,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.05%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 318,861
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 318,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.09%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,512,726
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,512,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.66%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,523,061
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,523,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.76%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,523,061
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,523,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.76%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,523,061
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,523,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.76%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,523,061
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,523,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.76%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,523,061
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,523,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.76%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 1,085,009 Shares owned directly by Legion Partners I is approximately $14,260,097, including brokerage commissions.  The aggregate purchase price of the 108,856 Shares owned directly by Legion Partners II is approximately $1,555,143, including brokerage commissions.  The aggregate purchase price of the 318,861 Shares owned directly by Legion Partners Special II is approximately $4,071,929, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,320,130 Shares outstanding as of February 17, 2017 as reported on the Issuer’s 10-K filed with the SEC on March 8, 2017.

A.	Legion Partners I

(a)	As of the close of business on March 31, 2017, Legion Partners I beneficially owned 1,085,009 Shares.

Percentage: Approximately 10.51%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,085,009
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,085,009

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on March 31, 2017, Legion Partners II beneficially owned 108,856 Shares.

Percentage: Approximately 1.05%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 108,856
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 108,856

(c)	Legion Partners II did not conduct transactions in the Shares during the past 60 days.

C.	Legion Partners Special II

(a)	As of the close of business on March 31, 2017, Legion Partners Special II beneficially owned 318,861 Shares.

Percentage: Approximately 3.09%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 318,861
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 318,861

(c)	Legion Partners Special II did not conduct transactions in the Shares during the past 60 days.

D.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,085,009 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, and (iii) 318,861 Shares owned by Legion Partners Special II.

Percentage: Approximately 14.66%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,512,726
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,512,726

(c)
Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II, may be deemed the beneficial owner of the (i) 1,085,009 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, and (iii) 318,861 Shares owned by Legion Partners Special II. Legion Partners Asset Management directly owns 10,335 shares.

Percentage: Approximately 14.76%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,523,061
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,523,061

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,085,009 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, (iii) 318,861 Shares owned by Legion Partners Special II, and (iv) 10,335 Shares owned by Legion Partners Asset Management.

Percentage: Approximately 14.76%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,523,061
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,523,061

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Vizi, Kiper and White

(a)
Each of Messrs. Vizi, Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,085,009 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, (iii) 318,861 Shares owned by Legion Partners Special II, and (iv) 10,335 Shares owned by Legion Partners Asset Management.

Percentage: Approximately 14.76%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,523,061
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,523,061

(c)
None of Messrs. Vizi, Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

99.1
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Bradley S. Vizi, Christopher S. Kiper and Raymond White, dated March 31, 2017.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2017

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Special Opportunities, L.P. II,

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

LEGION PARTNERS, L.P. I
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost	Notes
FSTR	FSTR	BUY	3/7/17	18,312		$13.74	$280	$251,830
FSTR	FSTR	BUY	3/8/17	16,243		$13.78	$249	$224,050
FSTR	FSTR	BUY	3/9/17	9,553		$13.94	$148	$133,274
FSTR	FSTR	BUY	3/15/17*	4,500		$13.38	$73	$60,278
FSTR	FSTR	BUY	3/16/17*	22,812		$13.21	$347	$301,803
FSTR	FSTR	BUY	3/17/17*	34,000		$13.06	$515	$444,558
FSTR	FSTR	BUY	3/22/17*	12,747		$12.65	$196	$161,424
FSTR	FSTR	BUY	3/23/17*	4,323		$12.71	$70	$55,026
FSTR	FSTR	BUY	3/24/17*	9,846		$12.67	$153	$124,912
FSTR	FSTR	BUY	3/29/17*	28,801		$12.27	$437	$353,961
FSTR	FSTR	BUY	3/30/17*	25,500		$13.07	$388	$333,624
FSTR	FSTR	BUY	3/31/17*	18,000		$12.88	$275	$232,090
*This transaction was effected pursuant to a Rule 10b5-1 plan adopted by the Reporting Persons on March 14, 2017. Accordingly, the Reporting Persons had no discretion with regard to the timing of the transaction.